Re: [External Email]Suncliff/Purecare/Sit

Jake George <jakeg@suncliff.c... Thursday, August 10, 2023 at 4:29 PM
To: Nelson Bercier; Jeff Bergman

Your participation would also mean a lot to me on a personal level, as I can proudly list you both as notable investors, referencing your invaluable experience in the sleep industry. Additionally, there is a section for you to leave a quick shout-out, expressing your support for the project and our company. Your words would further enhance the campaign's appeal and inspire others to join in.

I genuinely appreciate your continued support and the vital roles you play in helping Suncliff reach new heights. This opportunity is a win-win for all involved, benefiting both the company and your current share position.

Thank you for considering my request. I look forward to your contribution and support in making this campaign a resounding success.

Best regards,

Jake George
CEO, Suncliff

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

Jake George
CEO Suncliff
P: 253-208-0812